UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

TEEKAY SHIPPING CORPORATION

TK House, Bayside Executive Park,
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau,
The Bahamas
(242) 502-8820
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F     X              Form 40-F

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                   No     X

Please find attached as Exhibit A the Company’s Proxy Statement and Notice for the 2003 Annual General Meeting of Shareholders which were mailed to shareholders on or about March 28, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION

Date: March 28, 2003	By: /s/ Peter S. Antturi Name: Peter S. Antturi Title: Senior Vice-President, Treasurer and Chief Financial Officer

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59213, Nassau, The Bahamas
PHONE: (242) 502-8820
FAX: (242) 502-8840

March 28, 2003

Dear Shareholder:

      On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2003 Annual Meeting of Shareholders (the “Annual Meeting”) of Teekay Shipping Corporation (the “Company”). The Annual Meeting will be held at:

Place:	The Corporation of Trinity House

Trinity Square
Tower Hill
London, England

Date:	Thursday, May 15, 2003

Time:	9:00 a.m. (London time)

      The Notice of Annual Meeting of Shareholders and the Proxy Statement are enclosed herewith. The Proxy Statement describes the business to be transacted at the Annual Meeting and provides other information concerning the Company. The principal business to be transacted at the Annual Meeting will be (1) the election of Directors and (2) the ratification of the selection of Ernst & Young LLP, Chartered Accountants, as the Company’s independent auditors for the fiscal year ending December 31, 2003.

      The Board of Directors unanimously recommends that shareholders vote for the election of the nominated Directors and for the ratification of Ernst & Young LLP, Chartered Accountants, as the Company’s independent auditors.

      We know that many of our shareholders will be unable to attend the Annual Meeting. Proxies are therefore solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we hope that you will have your stock represented by completing, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. You may, of course, attend the Annual Meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

BJORN MOLLER
President and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 15, 2003

      NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of TEEKAY SHIPPING CORPORATION (the “Company”) will be held at The Corporation of Trinity House, Trinity Square, Tower Hill, London, England at 9:00 a.m. (London time), on Thursday, May 15, 2003 (the “Annual Meeting”) for the following purposes:

1.	To elect three (3) Directors to the Company’s Board of Directors for a term of three years;

2.	To ratify the selection of Ernst & Young LLP, Chartered Accountants, as the Company’s independent auditors for the fiscal year ending December 31, 2003; and

3.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

      The nominees for election as Directors are named in the enclosed Proxy Statement.

      The record date for the Annual Meeting is March 17, 2003. Only shareholders of record at the close of business on that date will be entitled to notice, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

      ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE (WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES) IN ORDER THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. THE GIVING OF SUCH PROXY DOES NOT AFFECT YOUR RIGHT TO REVOKE IT LATER OR TO VOTE YOUR SHARES IN PERSON IN THE EVENT YOU SHOULD ATTEND THE ANNUAL MEETING.

By Order of the Board of Directors

BRUCE C. BELL
Secretary

Nassau, The Bahamas
March 28, 2003

TEEKAY SHIPPING CORPORATION

TK HOUSE, BAYSIDE EXECUTIVE PARK
WEST BAY STREET & BLAKE ROAD
P.O. BOX AP-59213
NASSAU, THE BAHAMAS

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, MAY 15, 2003

General

      This Proxy Statement is furnished by the Board of Directors of Teekay Shipping Corporation (the “Company”) in connection with the solicitation of proxies by the Board of Directors for use at the Company’s 2003 Annual Meeting of Shareholders (the “Annual Meeting”), to be held at 9:00 a.m. (London time), on Thursday, May 15, 2003 at The Corporation of Trinity House, Trinity Square, Tower Hill, London, England. The principal executive headquarters of the Company are located at the TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas.

      This Proxy Statement and the enclosed proxy card are first being mailed to the Company’s shareholders on or about March 28, 2003.

Record Date and Outstanding Shares

      Only holders of record of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at the close of business on March 17, 2003, will be entitled to vote at the Annual Meeting. On that date, the Company had approximately 39,755,105 shares of Common Stock outstanding.

Quorum and Voting

      Each share of Common Stock entitles the holder thereof to one vote. Under the Company’s Bylaws, action may be taken on a matter submitted to shareholders only if a quorum exists with respect to such matter. In general, a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, present in person or represented by proxy, will constitute a quorum for the Annual Meeting. However, the number of shares required to be represented at the Annual Meeting to constitute a quorum is reduced from a majority to one-third of the shares entitled to vote on a specific matter if that matter is recommended by the Continuing Directors (as defined below) or for purposes of voting on the election of Directors if all nominees are recommended by the Continuing Directors. “Continuing Directors” means the incumbent members of the Board of Directors that were members of the Board on June 15, 1999 and any persons who are subsequently elected or appointed to the Board if such persons are recommended by a majority of the Continuing Directors. The Continuing Directors have recommended for election all the nominees for Director set out in this Proxy Statement and have recommended the ratification of the selection of Ernst & Young LLP, Chartered Accountants, as the Company’s independent auditors for the fiscal year ending December 31, 2003. Accordingly, the quorum for each of such matters will be one-third of the shares entitled to vote, present in person or represented by proxy.

      Shareholders are not entitled to cumulative voting rights in the election of Directors. A nominee for election to the Board of Directors will be elected by a plurality of the votes cast by shareholders entitled to vote at the Annual Meeting. For all other matters, action is approved if the votes cast in favor of the action exceed the votes cast opposing the action. Abstentions and other non-votes are counted for purposes of determining whether a quorum exists at the Annual Meeting, but are not counted for any purpose in determining whether a proposal is approved and have no effect on the determination of whether a plurality exists with respect to a given nominee. Proxies and ballots will be received and tabulated by The Bank of New York, the Company’s transfer agent.

Revocability and Voting of Proxies

      A proxy delivered pursuant to this solicitation is revocable at the option of the person giving the same at any time before it is exercised. A proxy may be revoked, prior to its exercise, by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy card bearing a later date, or by attending the Annual Meeting and electing to vote in person. Attendance at the Annual Meeting, in and of itself, will not constitute a revocation of a proxy.

      If no directions are specified in a properly executed proxy, the shares covered thereby will be voted “FOR” (1) the election of each of the nominees for Directors recommended by the Board of Directors, (2) the ratification of the selection of Ernst & Young LLP, Chartered Accountants, as the Company’s independent auditors for the fiscal year ending December 31, 2003, and (3) in accordance with the discretion of the named proxy holders on any other matters properly brought before the Annual Meeting.

Solicitation of Proxies

      The accompanying proxy is solicited by and on behalf of the Board of Directors, and the entire cost of preparing, printing and mailing this Proxy Statement and the proxy solicited hereby will be borne by the Company. In addition to the use of the mails, proxies may be solicited by Directors, officers and other employees of the Company, without additional remuneration, in person or by telephone, facsimile transmission or electronic correspondence. The Company will also request brokerage firms, bank nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of the Common Stock as of the record date and will provide reimbursement for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly completing, signing, dating and returning the enclosed proxy card will help avoid additional expense.

PROPOSAL 1: ELECTION OF DIRECTORS

Election of Directors

      The Board of Directors consists of nine members, three of which are due to be elected in 2003. The nominees for election in 2003 (the “Nominees”) are set forth below:

Class I Director Nominees for terms expiring in 2006:
Bruce C. Bell
Dr. Ian D. Blackburne
C. Sean Day

      Shares eligible to be voted, for which a properly dated and executed proxy is received by the Secretary of the Company prior to the Annual Meeting, will be voted in accordance with any choice specified. Where no choice is specified, eligible shares will be voted for each Nominee as a Director. If a Nominee becomes unable or unwilling to serve as a Director for any reason (which is not now anticipated), the named proxy holders will vote such shares for a substitute Nominee approved by the Board of Directors.

Information About the Director Nominees

      Bruce C. Bell (age 55) has served as a Director and as the Secretary of the Company since May 2000. He is the Managing Director of Oceanic Bank and Trust Limited, a Bahamian bank and trust company, a position he has held since March 1994. Prior to joining Oceanic Bank and Trust, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/commercial, banking and international business transactions.

      Dr. Ian D. Blackburne (age 57) was appointed as a Director of the Company in September 2000. Dr. Blackburne has over 25 years’ experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and CEO of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as a Director of CSR Limited and Suncorp-Metway Ltd., Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne is also the Chairman of the Australian Nuclear Science and Technology Organization.

      C. Sean Day (age 53) has been a Director of the Company since September 1998, and has served as the Company’s Chairman of the Board since September 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Genesee & Wyoming Inc., Kirby Corporation, CBS Personnel and California Pellett Mills.

      The Board of Directors recommends a vote FOR the election of all Nominees.

Information about Directors Continuing in Office

      Thomas Kuo-Yuen Hsu (age 56) has served as a Director of the Company since June 1993. He has served 29 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of eight vessels ranging in size from 20,000 dwt to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

      Axel Karlshoej (age 62) has served as a Director of the Company since 1989, was Chairman of the Board from June 1994 to September 1999, and has been Chairman Emeritus since stepping down as Chairman. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company

      Bjorn Moller (age 45) became a Director and the President and Chief Executive Officer of the Company in April 1998. Mr. Moller has over 20 years’ experience in shipping and has served in senior management positions with the Company for more than 15 years. He has headed the Company’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed the Company’s global chartering operations and business development activities.

      Morris L. Feder (age 86) has served as a Director of the Company since June 1993. He is President of Worldwide Cargo Inc., a New York-based ship chartering firm. Mr. Feder has been engaged in the shipping industry for over 50 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and a Director in December 1991. He has also served as Senior Vice President and a Director of Overseas Shipholding Group Inc. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association, and the Association of Shipbrokers and Agents USA Inc. Mr. Feder has indicated that he intends to retire from the Company’s Board at the end of this year.

      Leif O. Höegh (age 39) was appointed as a Director in June 1999 in connection with the Company’s acquisition of Bona Shipholding Ltd. He served as a Director of Bona from November 1993 to June 1999 and as its Chairman from June 1998 to June 1999. Mr. Höegh is the joint controlling shareholder and Vice-Chairman of Leif Höegh and Co. ASA, a shipping company. He also serves as a Director of NeoMed Management Ltd. and as the Chairman of Höegh Capital Partners, Inc.

      Eileen A. Mercier (age 55) has served as a Director of the Company since December 2000. Ms. Mercier has over 30 years’ experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She also currently serves as a Director for CGI Group Inc., Quebecor World Inc., Winpak Ltd., Hydro One Inc., ING Bank of Canada, The Workplace Safety and Insurance Board of Ontario, York University, and the University Health Network.

Compensation of Directors

      During the year ended December 31, 2002, the eight non-employee Directors of the Company received, in the aggregate, approximately $180,000 for their services as Directors, plus reimbursement of their out-of-pocket expenses. During that same period, the Company granted stock options to purchase an aggregate of 80,000 shares of the Company’s common stock to the non-employee Directors, with an exercise price of $39.12 per share. The options expire March 11, 2012, ten years after the grant date.

      As at December 31, 2002, the non-employee Directors held stock options to purchase a total of 435,000 shares of the Company’s Common Stock at exercise prices ranging from $16.875 to $41.190 per share and with expiration dates between July 19, 2005 and March 11, 2012, ten years after each option’s respective grant date.

Board of Directors’ Committees and Meetings

      The Board of Directors meets at least once per quarter. During 2002 the Board of Directors met seven times.

      The Board of Directors has standing Audit, Nominating and Governance, and Compensation Committees.

Audit Committee

      The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities to monitor:

•	The integrity of the financial statements of the Company;

•	Compliance by the Company with legal and regulatory requirements;

•	The independence and performance of the Company’s internal and external auditors; and

•	The systems of internal controls that management and the Board have established.

      Additionally, the Audit Committee reviews procedures to identify the principal risks facing the Company and reports to the Board on the systems in place to monitor these risks.

      In this context, the Audit Committee hereby reports as follows:

(1)	The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2002 with the Company’s management.

(2)	The Audit Committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, Communications with Audit Committees.

(3)	The Audit Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed the matter of independence with the independent auditors.

(4)	Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board of Directors of the Company, and the Board of Directors has approved, that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, for filing with the U.S. Securities and Exchange Commission (“SEC”).

      The Members of the Audit Committee are Eileen A. Mercier, Chair, Morris L. Feder, and Leif O. Höegh. Each member of the Audit Committee is independent as defined under the listing standards of the New York Stock Exchange.

Fees of the Independent Accountants

      The aggregate fees billed for professional services rendered by Ernst & Young LLP, Chartered Accountants during the year ended December 31, 2002 are as follows:

(1)	Audit Fees (for the audit of the Company’s annual financial statements for the year ended December 31, 2002, reviews of our quarterly financial statements and other documents filed with the SEC): $321,765 (2001 — $265,965);

(2)	Audit-Related Fees (for audit of certain pension funds and certification of bond compliance): $17,900 (2001 — $60,110);

(3)	Tax Fees: $202,590 (2001 — $264,150); and

(4)	All other fees: $1,605 (2001 — $56,950).

Nominating and Governance Committee

      The Nominating and Governance Committee is appointed by the Board and responsible for:

•	Making recommendations to the Board on Director nominations;

•	Reporting annually to the Board an assessment of the Board’s performance and making recommendations to the Board regarding the status of the compensation of Directors in relation to other companies of comparable size; and

•	Advising the Board generally on corporate governance matters.

      The Nominating and Governance Committee consists of Directors Bruce C. Bell, C. Sean Day, and Eileen A. Mercier. Shareholders may nominate persons for election to the Board of Directors provided they comply with the requirements and procedure of nomination set forth in Section 3.03 of the Company’s Amended and Restated Bylaws. Shareholders can obtain a copy of the Company’s Amended and Restated Bylaws by sending a request in writing to the Corporate Secretary of the Company at TK House, Bayside Executive Park, West Bay Street and Blake Road, P.O. Box AP-59213, Nassau, The Bahamas.

Compensation Committee

      The Compensation Committee is appointed by the Board to establish the Company’s executive compensation programs, review the compensation of the Company’s executive officers and make recommendations to the Board of Directors regarding compensation.

      The Compensation Committee consists of three non-employee Directors, Dr. Ian D. Blackburne, Thomas Kuo-Yuen Hsu and Axel Karlshoej.

      The goals of the Company’s executive compensation programs are to:

•	Attract, retain and motivate a high-caliber executive leadership team;

•	Pay competitively and consistently within an appropriately defined market;

•	Align executive compensation with shareholder interests; and

•	Link pay to Company and individual performance.

      The Company’s executive officers’ compensation is determined by an evaluation of individual performance, comparisons to the Company’s other executive officers’ compensation and external market data for similar positions and by comparing individual responsibilities with industry survey data and internal executive job relationships. Each executive officer has an established salary range, a percentage of salary that establishes a target for the annual cash bonus, and a factor of salary on which long-term incentive awards are based. Annual bonuses are designed to focus management attention on annual Company performance. Actual bonus payments also reflect an evaluation of individual performance.

      The Company’s executive officers are also eligible to participate in the Company’s Employee Stock Option Plan. Stock options granted under the plan vest in equal portions over a three year period commencing on the first anniversary of the grant date and are valid for a period of ten years from the grant date.

Executive Officers

Name	Age	Position

Moller, Bjorn*	45	Director, President and Chief Executive Officer
Antturi, Peter	44	SVP, Treasurer and Chief Financial Officer
Bensler, Arthur	45	VP and General Counsel
Glendinning, David	49	SVP, Customer Relations & Marine Project Development
Lok, Vincent	35	VP, Finance
Meldgaard, Mads	38	VP, Chartering
Westgarth, Graham	48	SVP, Marine Operations
Wogan, Paul	40	VP, Business Development

*	For information regarding Mr. Moller, see “— Information About Directors Continuing in Office” above.

      Peter Antturi joined the Company in September 1991 as Manager, Accounting and was promoted to the position of Controller in March 1992, and then to Senior Vice President, Treasurer and Chief Financial Officer in October 1997. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985. Mr. Antturi will become President of Navion ASA, a shipping company, upon the closing of the Company’s acquisition of Navion, which is expected to occur in the second quarter of 2003. Mr. Antturi will continue as the Company’s Chief Financial Officer until the Company appoints his successor.

      Arthur Bensler joined the Company in September 1998 as General Counsel, and was promoted to Vice President in 2002. Before joining the Company, Mr. Bensler was a partner in a large Vancouver law firm, where he practiced corporate, commercial and maritime law from 1986 until joining the Company. Mr. Bensler is also the Assistant Secretary of the Company.

      Captain David Glendinning joined the Company in January 1987. Since then, he has worked in a number of senior positions within the organization, including service as Vice President, Marine and Commercial Operations from January 1995 to January 1999. Since February 1999 he has served as Senior Vice President, Customer Relations and Marine Project Development. Captain Glendinning has 18 years’ sea service on oil tankers of various types and sizes and is a Master Mariner.

      Vincent Lok joined the Company in 1993. Since that time, he has held a number of finance and accounting positions in the Company, including Controller from 1997 until his appointment to Vice President, Finance in March 2002. Prior to joining the Company, Mr. Lok worked in the Vancouver audit practice of Deloitte & Touche.

      Mads Meldgaard joined the Company in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the Vancouver office. In January 1994, he was promoted to the position of General Manager, Chartering, and then to Managing

Director (Singapore) in September 1995. In July 1998, Mr. Meldgaard was promoted to Vice President, Chartering, based in Vancouver.

      Captain Graham Westgarth joined the Company in February 1999 as Vice President, Marine Operations and was promoted to the position of Senior Vice President, Marine Operations in December 1999. Captain Westgarth has 29 years’ shipping industry experience. Eighteen of those years were spent at sea, including five years in a command position. He joined the Company from Maersk Company (UK), where he joined as Master in 1987 before being promoted to General Manager in 1994.

      Paul Wogan joined the Company in November 2000 as the Managing Director of the London office. In 2002 he was promoted to the position of Vice President, Business Development and relocated to Vancouver. Prior to joining the Company, Mr. Wogan spent 10 years with Seachem Tankers Ltd., a chemical tanker company, serving as Vice President, Marketing before becoming CEO in 1997. Prior to joining Seachem, he was involved in chartering for a major crude oil and product carrier fleet controlled by the Ceres Hellenic Group (Livanos), the company that subsequently founded Seachem. Mr. Wogan holds an MBA from the Cranfield School of Management.

Executive Compensation

      The aggregate compensation paid to the Company’s CEO and its next four highest paid executive officers who served during the year ended December 31, 2002 (the “Named Officers”) was $2,525,358 for the year ended December 31, 2002, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. For the year ended December 31, 2002, the Company also contributed an aggregate of $226,819 to provide pension and similar benefits for the Named Officers.

      Summary Compensation Table. The following table sets forth certain information regarding the aggregate compensation paid to the Named Officers during each of the last three fiscal years:

Summary Compensation Table

	Annual Compensation

				Long-Term Compensation Awards
			Other Annual	Securities Underlying Options
Fiscal Year	Salary	Bonus(1)	Compensation(2)	(#)

2002	$1,376,075	$1,149,283	$226,819	78,000

2001	$1,416,444	$1,172,562	$232,787	82,600

2000	$1,575,624	$749,043	$209,198	119,500

(1)	Bonus payments relate to the performance of the individual and the Company in the prior fiscal year.

(2)	Consists primarily of payments to provide pension and similar benefits for the Named Officers.

      Stock Options Granted for the Year Ended December 31, 2002. The following table sets forth certain information regarding aggregate grants of options to purchase Common Stock of the Company made to the Named Officers during the year ended December 31, 2002:

Option Grants for the Year Ended December 31, 2002

Aggregate Grants				Potential Realizable Value
at Assumed
	% of Total Options			Annual Rates
	Granted to			of Stock Appreciation
Number of Securities	Employees for the			for Option Term(1)
Underlying Options	Year Ended	Exercise Price
Granted	December 31, 2002	($/sh)	Expiration Date	5%	10%

78,000	7.6%	$39.12	March 11, 2012	$1,918,984	$4,863,082

(1)	This column shows the hypothetical gains or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full ten-year term of the options. The assumed rates of appreciation are for informational purposes only and do not represent the Company’s estimate or projection of future Common Stock prices.

      Aggregate Option Exercises and Year-End Option Values. The Named Officers did not exercise any stock options during the year ended December 31, 2002. The following table sets forth certain information regarding the 2002 year-end value of all options then held by the Named Officers as a group.

2002 Year-End Option Values

Number of Securities Underlying Unexercised Options	Value of Unexercised In-the-Money Options
at December 31, 2002(1)	at December 31, 2002(2)
(Excercisable/Unexercisable)	(Exercisable/Unexercisable)

369,409/162,941	$6,591,368/$608,315

(1)	The exercisable and unexercisable options have exercise prices ranging from $16.875 to $41.190 per share.

(2)	Calculated based on the difference between the option exercise prices and the market price of the Company’s Common Stock of $40.70 on December 31, 2002.

Performance Graph

      The following graph compares the cumulative total return to holders of the Company’s Common Stock with the cumulative total return of the S&P 500 Index and the Dow Jones Marine Transportation Index for the period beginning December 31, 1997 and ending December 31, 2002. The comparison assumes that $100 was invested in the Company’s Common Stock and in each of the foregoing indices, with all dividends reinvested. Past performance is not necessarily an indicator of future results.

SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding beneficial ownership, as of March 1, 2003, of the Common Stock by (i) each person known by the Company to beneficially own more than 5% of the Common Stock and (ii) Directors and Executive Officers as a group. Information for certain holders is based on their latest filings with the SEC or information delivered to the Company.

Identity of Person or Group	Shares Owned	Percent of Class

Resolute Investments, Inc.	16,515,690	41.54%
Fidelity Management and Research	5,577,535	14.03%
All Directors and Executive Officers as a group (16 persons)(1)	887,429	2.23%

(1)	Includes 867,279 shares of Common Stock subject to stock options exercisable within 60 days after March 1, 2003. Excludes 177,421 shares subject to stock options first exercisable more than 60 days after March 1, 2003. Excludes shares owned by Resolute Investments, Inc. (see “Related Transactions”).

CERTAIN TRANSACTIONS WITH RELATED PARTIES

      As at December 31, 2002, Resolute Investments, Inc. owned 41.54% of the Company’s outstanding Common Stock. Two of the Company’s Directors, C. Sean Day and Bruce Bell, are Directors and the Chairman and Vice President, respectively, of Resolute Investments, Inc. (“Resolute”). Two additional Directors of the Company, Thomas Kuo-Yuen Hsu and Axel Karlshoej, are Managing Directors of The Kattegat Trust Company Limited (“Kattegat”), which is the trustee of the trust that owns all of Resolute’s outstanding equity.

      Payments made by the Company to Kattegat, Oceanic Bank and Trust, and Transmarine Navigation Company, which are affiliates of Resolute in respect of port agent services, legal and administration fees, shared office costs, and consulting fees for the years ended December 31, 2002, 2001 and 2000 totaled $0.9 million, $1.5 million, and $1.6 million, respectively. Those payments included reimbursement to Kattegat or affiliates thereof of $200,000 in each such year for payments they made to C. Sean Day for consulting services performed for the Company.

      In 1993 the Company purchased all of the issued and outstanding shares of Palm Shipping Inc. (now Teekay Chartering Limited) from an affiliate of Resolute. During the year ended December 31, 2002, the Company accrued $6.0 million as a settlement of a contingent payment that was required under the terms of the Palm Shipping acquisition agreement.

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

      The Board of Directors requests that the shareholders ratify its selection of Ernst & Young LLP, Chartered Accountants, to examine the financial statements of the Company for the fiscal year ending December 31, 2003. Ernst & Young LLP, Chartered Accountants, examined the financial statements of the Company for the fiscal year ended December 31, 2002.

      The Board of Directors recommends a vote FOR the ratification of the selection of Ernst & Young LLP, Chartered Accountants, as independent auditors of the Company.

PROPOSALS OF SHAREHOLDERS

      Shareholder proposals intended to be presented at the Company’s Annual Meeting of Shareholders must be received by the Company not later than December 31, 2003 in order to be included in the proxy materials relating to that meeting. In addition, the Company’s Amended and Restated Bylaws establish an advance notice procedure with regard to certain matters, including shareholder proposals to be brought before annual meetings of shareholders and nominations for Directors to be voted on at annual meetings of shareholders. In addition to the other requirements set out in the Company’s Amended and Restated Bylaws, for business to be properly before the meeting, written notice of the proposal must be received by the Secretary of the Company not less than 60 days or more than 90 days prior to the meeting date. If the Company receives proper notice of a shareholder proposal and such notice is not received within a reasonable time prior to mailing by the Company of its proxy materials for its 2004 Annual Meeting of Shareholders, the Company believes that its proxy holders will be allowed to use the discretionary authority granted by the proxy to vote on the proposal at the meeting without including in the statement relating to such meeting the disclosure regarding the proposal or how the Company intends to vote. All notices of proposals and nominations by shareholders that comply with the advance notice procedures should be sent to the attention of the Secretary of the Company at Teekay Shipping Corporation, TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas.

OTHER BUSINESS

      The Board of Directors does not intend to present any business at the Annual Meeting other than as set forth in the accompanying Notice of Annual Meeting of Shareholders, and has no present knowledge that any others intend to present business at the Annual Meeting. If, however, other matters requiring a vote of the shareholders properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the accompanying form of proxy will have discretionary authority to vote the proxies held by them in accordance with their judgment as to such matters.

ANNUAL REPORT

      A copy of the Company’s 2002 Annual Report to Shareholders for the fiscal year ended December 31, 2002 accompanies this Proxy Statement.

By Order of the Board of Directors

BRUCE C. BELL
Secretary

Nassau, The Bahamas
March 28, 2003